FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      T           Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes _____        No     T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

JA Solar Holdings Co., Ltd.
 Jinglong Group Industrial Park
Jinglong Street
Ningjin, Hebei Province 055550
The People’s Republic of China

This Form 6-K consists of:

A press release made by JA Solar Holding Co., Ltd.  (the “Registrant”) on April 21, 2008 regarding the execution of a new Wafer Supply Agreement between Jiangsu Zhongneng Silicon Technology Development Co., Ltd. and the Registrant.

JA Solar Signs Long-Term Wafer Supply Agreement with GCL Silicon Technology

Hebei, China, April 18, 2008 – JA Solar Holdings Co., Ltd. (“JA Solar”, "the Company") (NasdaqGM:JASO) announced today that it has signed a new long-term silicon wafer supply agreement with Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., a subsidiary of GCL Silicon Technology Holdings Ltd. (“GCL Silicon Technology”).

Under the new agreement, GCL Silicon Technology will supply a total of approximately 6,000 MW of silicon wafers to JA Solar from April 2008 to December 2015 at predetermined prices.  Delivery of wafers has commenced in the current month.

“We are pleased to forge this strategic relationship with GCL Silicon Technology and look forward to becoming one of its primary business partners,” said Samuel Yang, JA Solar’s Chief Executive Officer. “GCL Silicon Technology has a proven capability in high volume polysilicon manufacturing, and has already started to make contributions to our business. This agreement is an important part of our growth strategy, as we further strengthen and diversify our supply position to support JA Solar’s rapid growth and increased customer demand.”

"JA Solar has been an important customer and we are looking forward to further developing the relationship between the two companies." said Hunter Jiang, President of GCL Silicon Technology. "GCL Silicon Technology is expanding its production capacity to meet the growing demands from customers.”

About JA Solar Holdings Co., Ltd.

Based in Hebei, China, JA Solar Holdings Co., Ltd. is an emerging and fast-growing manufacturer of high-performance solar cells. The Company sells its products to solar module manufacturers who assemble and integrate its solar cells into modules and systems that convert sunlight into electricity. For more information, please visit http://www.jasolar.com.

About GCL Silicon Technology

GCL Silicon Technology Holdings Limited, through its subsidiary Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., sells polysilicon and wafers to the solar industry. The company operates a polysilicon production facility in Xuzhou, Jiangsu Province in China.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in our registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Contacts:
Victoria Yuan, IR Director JA Solar ir@jasolar.com +86-21-6095-5981	Gerrard Lobo The Ruth Group globo@theruthgroup.com +1-646-536-7023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By  /s/ Huaijin Yang

Name:      Huaijin Yang

Title:         Chief Executive Officer

Date: April 21, 2008